

April 10, 2009

Via Facsimile (212) 728-9267 and U.S. Mail

Michael Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re:**   **PHH Corporation, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed April 1, 2009**
> **by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP,**
>   **Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant**
>   **Windward Fund, LP, Pennant Windward Fund, LP, Pennant Windward**
>   **Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian**
> **File No. 1-07797**
>
> **Amendment No. 9 to Schedule 13/D filed by Alan Fournier and Pennant**
>   **Capital Management LLC on March 9, 2009**
> **File No. 5-13543**

Dear Mr. Schwartz:

We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1. Tell us why you have not included Pennant General Partner LLC as a filing person on the Schedule 14A and as a participant in the solicitation. In this regard, we refer you to the letter dated March 4, 2009 from the State of New York, Department of Insurance which

states that Pennant Capital Management, LLC and Pennant General Partner LLC together own 9.97% of shares of PHH Corporation.

Cover Letter

2.   You urge shareholders to vote for your nominees because of your belief that such nominees will bring "a proven track record of creating stockholder value and implementing change." Please provide support for this statement.

Background of this solicitation, page 3

3.   Please explain why, on November 24, 2008, you believed that management had little credibility in the market and that the November 10, 2008 earnings conference call was "reckless and damaging."

4.   Please supplement your disclosure to succinctly describe the relationship between the participants. Please explain how the Pennant affiliated entities and Mr. Fournier first contacted Messrs. Loren and Parseghian.

5.   We refer you to amendment No. 9 to the Schedule 13D filed by Pennant Capital Management LLC and Alan Fournier. Please provide a summary of the material provisions of the letter received from the State of New York, Department of Insurance dated March 4, 2009 (the "DOI Letter") and explain how this factored into your decision to nominate your candidates to the Board.

Reasons for this Solicitation

6.   Although you highlight what you believe are shortcomings of the Board and management of the company, other than the election of two directors, you have not described any proposed solutions. Please disclose whether the participants have any other specific plans or strategies designed to improve the overall performance of the company. For example, you disclose your intention to vote proxies for company nominees other than the Chief Executive Officer. If your nominees are elected, would the participants intend on advocating for a replacement of the Chief Executive Officer? If the participants do not have any specific plans other than the election of directors, please state this fact.

7.   Please revise your disclosure to emphasize the nominees' limited ability to effect any changes if elected given that they would constitute a minority of the Board.

8.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

   • "[P]ennant expects that the recent deep industry downturn will result in great

- opportunity for the Company…11 of the top 30 industry competitors …have failed …leaving the company as the 5th largest retail originator of residential mortgages…,";

- "[w]ith the recently improved market for refinancing and intense focus of the federal government…Pennant believes the company will have even greater opportunities…,";

- "[T]he Company's largest competitor…has begun to scale down its business…leaving plenty of opportunities for PHH Fleet to pick up profitable new clients…,";

- "[P]ennant believes that tangible net book value represents a reasonable proxy for runoff value and that the market has therefore been expressing the view that the Company is worth more "dead than alive"…";

- "[t]he Company's current depressed market valuation reflects a dim view of the Company's stewardship by the Board…,"

- "[P]ennant believes that the[] incentive plans fail to provide proper incentives for employees, particularly in the current market environment…,";

- "[it] has been readily apparent to Pennant that until recently, the Board and Management have not focused on the profitability of individual clients…,"; and,

- "[M]anagement was slow to address profitability concerns, especially in 2008 after termination for the merger agreement with General Electric Capital Corporation…"

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

9. You disclose your belief that the "fair value for the Company is in excess of $40 per share based on a 10x multiple applied to potential normalized earnings of approximately $4 per share or more (resulting from an assumed 40 basis point pre-tax margin for PHH Mortgage Production on annual volume of over $40 billion, a 10 basis point pre-tax margin for the mortgage servicing segment of the Company , and PHH Fleet adjusted pre-tax earnings returning to 2007's level of $106 million)." Please supplementally provide us with support for each of the foregoing estimates. Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely

and mark any supporting documents provided to identify the specific information relied upon. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

10. Please provide support for your assertion that Mr. Krongard stated, on August 19, 2008, that "the Board was 'tired' and that some directors were open to being replaced…" Provide similar support for statements attributed to Mr. Krongard in the first full paragraph of page 7.

Failure to Understand Normalized Earnings Potential, page 5

11. Your disclosure implies that the Board should be capable of developing a view of "normalized earnings power" and you cite to the consequences of a failure of developing such a view. Your disclosure, however, does not reference whether Pennant and/or its nominees, in light of the current financial market instability, could develop, or have already developed, a view of the company's normalized earnings power. Revise to provide more balanced disclosure and clarify whether it is Pennant's belief that "normalized earnings power" metrics are in fact discernible. Please provide support for the basis of any assertions.

Less than Effective Management Incentives, page 6

12. Your disclosure implies that Pennant and its nominees believe a change in the compensation incentive structure is needed. Discuss the positive and negative aspects of any proposed changes and affirmatively state whether it is Pennant's intent to advocate for a change in executive compensation if its nominees are elected to the Board.

Public Communications Failures, page 6

13. In discussing the "communication failures" of Management, revise throughout to reflect that it is your opinion that such (1) failures exist and (2) failures could potentially result in the adverse consequences you reference. Also, please provide support for your assertions that management's failure to communicate, may account "in part" for the company's depressed market valuation. Please revise to identify any other factors that the participants acknowledge could be causing depressed market valuations of companies such as PHH Corp.

14. As done on page 9, please revise the biographical information provided for Mr. Parseghian to disclose the circumstances surrounding his resignation from Freddie Mac.

Proposal 1, page 8

15. Clarify that each independent nominee also has agreed to serve if elected. See Rule 14a-4 (d).

16.   We note the statement that "if … a vacancy in the slate of independent nominees occurs and Pennant cannot supplement this proxy...the persons named as proxies on the GOLD proxy cards will use the discretionary authority granted thereby either to vote for the independent nominee…or they will not vote to fill this particular Board seat." We direct you to the DOI Letter. Please reconcile your disclosure regarding the reservation of the right to exercise discretionary authority with point 3 of the DOI Letter.

17.   On a related note, it appears that you are attempting to reserve the right to exercise discretionary authority to vote for a replacement candidate. Please advise us, with a view toward revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

18.   Supplement your disclosure in this section to provide a summary of all the limitations specified in the DOI Letter. Please affirmatively state that the participants will act, and whether the participants have acted, in compliance with the limitations set forth in the letter. Disclose the consequences to the participants and the company, if any, should the New York Department of Insurance find that the participants have not complied with the limitations set forth in their letter.

Information About the Soliciting Persons, page 10

19.   Please tell us why you have qualified your disclosure in the first full paragraph of page 11 "to the best knowledge of the Soliciting Persons." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Solicitation; Expenses, page 11

20.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

21.   It appears that you intend to solicit proxies by mail, advertisement, telephone, facsimile, the Internet, telegraph and/or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

22.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Information About the Company, page 13

23.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of Proxy Card

24.   Please revise the proxy statement and proxy card to refer shareholders to the company's soliciting materials for the name, background and qualification of the company's nominees for whom the proxy holder intends to vote.

25.   Consistent with the requirements set forth in Rule 14a-4(d), revise the form of proxy and proxy card to indicate that there is no assurance that the company's nominees will serve if elected with any of the Pennant entities' nominees.

26.   We refer you to Rule 14a-4(d) and Release No. 34-31326 which sets forth the means by which you can provide shareholders with a means of "rounding up" a minority slate of directors. Please revise your form of proxy card to permit shareholders to also write in the names of any additional company nominees for which authority to vote is withheld.

Schedule 13D/A filed March 9, 2009

27.   We refer you to our comment 1 above. Please explain why none of the other solicitation participants, including Pennant General Capital Partner LLC, have been identified as a filing person and reporting person on the Schedules 13D filed with respect to PHH Corporation. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions